Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

XORTX Therapeutics Inc. (“XORTX” or the “Company”)

3710 – 33rd Street NW

Calgary, Alberta T2L 2M1

Item 2: Date of Material Change

September 2, 2026

Item 3: News Release

The news release was disseminated on September 8, 2026, through GlobeNewswire and filed on SEDAR+.

Item 4: Summary of Material Change

On September 2, 2026, following completion of its previously announced voluntary delisting from the TSX Venture Exchange, the Company entered into a consulting agreement with IR Agency LLC pursuant to which IR Agency LLC will provide investor relations and marketing services to the Company. The agreement has a three-month term commencing September 3, 2026 and provides for up to ten news distribution campaigns. In consideration for the services, the Company agreed to pay a fee of US$2,500,000.

Item 5: Full Description of Material Change

As previously disclosed, the Company entered into an investor relations and marketing agreement with IR Agency LLC in May 2026 in connection with its US$5.0 million public offering. In August 2026, the parties mutually agreed to terminate and rescind that arrangement, all services were discontinued and the amounts previously paid to IR Agency LLC were returned to the Company. The Company deferred its investor relations and marketing activities while it completed its voluntary delisting from the TSX Venture Exchange.

Following completion of the delisting process, on September 2, 2026, the Company entered into a revised consulting agreement with IR Agency LLC pursuant to which IR Agency LLC will provide investor relations and marketing services to communicate information about the Company to the financial community, including the creation of company profiles and the distribution of Company news.

The agreement has a term of three months commencing September 3, 2026 and provides for up to ten news distribution campaigns. In consideration for the services, the Company agreed to pay IR Agency LLC a fee of US$2.5 million. The fee is being funded from amounts previously returned to the Company by IR Agency LLC and reserved by the Company for investor relations expenditures.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102

N/A.

Item 7: Omitted Information

N/A.

Item 8: Executive Officer

The following executive officer of the Company is knowledgeable about the material change disclosed in this report and may be contacted as follows:

Co-Chief Executive Officer

XORTX Therapeutics Inc.

3710 – 33rd Street NW

Calgary, Alberta T2L 2M1

Telephone: +1 (403) 455-7727

Email: adavidoff@xortx.com, mgrasso@xortx.com

Item 9: Date of Report

September 8, 2026.